CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated May 15, 2002 (except for the "Capital Stock" note, as to which the date is June 3, 2002) in the Registration Statement (Form S-1) and related Prospectus of TRW Automotive Inc. for the registration of shares of its common stock.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
June 3, 2002